NEWS RELEASE

Canarc Arranges CA$2.0 Million Private Placement Financing; Provides El Compas Mine Project Financing Update

Vancouver, Canada – February 16, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) announces that it has arranged a non-brokered private placement equity financing (the “Private Placement”) to raise aggregate gross proceeds of up to CAD$2.0 million, in which certain insiders and existing shareholders intend to participate. The Private Placement will consist of the issuance by the Company of up to 22.2 million units (each a “Unit”) at a price of CAD$0.09 per Unit.

Each Unit will consist of one common share (a “Share”) and one half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to purchase one additional Share at an exercise price of CAD$0.12 for a three year period. A 7% cash finders’ fee will be paid to certain arms-length parties for placing a portion of the Private Placement.

The Private Placement is subject to Toronto Stock Exchange approval. The securities issued in connection with the Private Placement, which may be closed in tranches, will be subject to a hold period expiring four months and one day after the applicable closing of the Private Placement.  The net proceeds of the Private Placement will be used for working capital purposes.

El Compas Mine Project Financing Update

With the completion of the Preliminary Economic Assessment for the El Compass mine project and the signing of the processing plant lease agreement, Canarc is now focused on arranging the estimated US$8 million in pre-production capital financing needed to develop the mine, refurbish the plant and commence production. Several groups have expressed interest in providing project financing and discussions are now underway.

“Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp.:

Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its high grade, underground El Compas gold-silver mine in Zacatecas, Mexico to production. Canarc also owns the high grade, New Polaris gold mine project in BC, Canada and is seeking a partner to drill its prospective Windfall Hills gold property in BC.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Private Placement, the gross proceeds raised in the Private Placement, the planned use of proceeds from the Private Placement, receipt of regulatory approval of the Private Placement, and any future financing or development plans of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approval; changes in metals prices; changes in metals recovery rates; changes in capital or operating expenditure requirements; uncertainties inherent in the estimation of mineral resources; commodity prices; the ability of the Company to raise sufficient financing for the development of a mine on the El Compas property; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.